Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholder
Ascent Entertainment Group, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-117092, 333-108114, 333-84974, and
333-34160) and Form S-3 (Nos. 333-114199 and 333-88958) of LodgeNet Entertainment Corporation of our report dated March 23, 2007, with respect to the consolidated balance sheets of Ascent Entertainment Group, Inc. (an indirect, wholly-owned subsidiary of Liberty Media Corporation) and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive loss, stockholder’s equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in the Form 8-K/A of LodgeNet Entertainment Corporation dated June 18, 2007.
/s/ KPMG LLP

KPMG LLP
Denver, Colorado
June 15, 2007